January 13, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, DC 20549

Re:   Form 10-K/A for the fiscal year ended December 31, 2008
 Form 10-Q/A for the period ended March 31, 2009 and Form 10-Q for the period ended June 30, 2009 File
 Form 8-K/A filed October 13, 2009
 No. 0-53216

Dear Mr. Gordon:

Green Energy Live, Inc. (“Green Energy” or the “Company,” “we,” “us,” or “our”) is in receipt of your letter dated November 16, 2009 (copy attached) regarding comments pertaining to the above referenced filings. Set forth below are the Company’s responses to the Staff’s comments. For your convenience, the numbering of our responses below correlate to the numbered comments in the in your attached letter.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. This supplemental response includes a copy of the actual revisions, included in the respective amended filings. All amended filings include an explanatory note describing the reasons for the amendments.

2.  We filed the amendments to our December 31, 2008 Form 10-K/A on January 7, 2010 and the amendments to our March 31, 2009 Form 10-Q/A, June 30, 2009 Form 10-Q, and October 12, 2009 Form 8-K/A on January 8, 2010.

Item 7 - Management’s Discussion and Analysis of Financial Conditions and Plan of Operations, page 6

General

3. We discuss in detail the business reasons for material changes between periods in our financial statement line items, and disclose the amount of each significant change in line items between periods. The disclosure included in the amended 10-K/A filing, is as follows:

Results of Operations

Revenues –
Total revenue for the year ended December 31, 2008 and the period from January 17, 2007 (date of inception) to December 31, 2007 was $16 and $122, respectfully, solely consisting of interest income.

Total Expenses –
Total expenses were $658,930 the year ended December 31, 2008 compared to $696,087 for the period from January 17, 2007 (date of inception) to December 31, 2007, a decrease of $37,157 or 5%.  The decrease in total expenses is attributable to decreases in consulting fees to shareholders ($67,454) and loss on disposal of asset ($5,975) offset by increases in professional fees ($11,959) and general and administrative expenses ($24,313).

Most of Fiscal Year 2008 was spent in the application process for the GELV trading symbol. The 15c211 was prepared during the first quarter and filed just prior to that quarter ending.  Much of the next two quarters were spent in the correspondence phase with FINRA, responding to their various questions that they submitted back to the company prior to issuing the GELV trading symbol.  During that time, the company was required to defer raising funds through new stock issuances; meanwhile, fixed expenses were accrued.

4. We disclose details of the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements, and the anticipated source of funds needed to fulfill such commitments. The disclosure included in the amended 10-K/A filing, is as follows:

Liquidity and Capital Resources

As of December 31, 2008, we had cash of $4,467 and a deficit in working capital of $326,349.  This compares with cash of $31,916 and a surplus in working capital of $28,419 as of December 31, 2007.  Our cash used by operations was $320,922 for the year ended December 31, 2008 versus cash used by operations of $530,197 for the period from January 17, 2007 (date of inception) to December 31, 2007.  Our decrease in cash used by operations was primarily due to an increase in accrued consulting fees to shareholders of $330,000 offset by a reduction in the share-based payments of $176,334.  Our cash flows used in investing activities was $7,949 for the year ended December 31, 2008, which primarily reflects deferred costs of developing patents of $7,155, related to the development of biomass technologies.  Our cash used in investing activities of $104,589 for the period from January 17, 2007 (date of inception) to December 31, 2007, which primarily reflects deferred costs of developing patents of $68,390 and capital expenditures of $36,199, related to the related to the development of biomass technologies and general equipment purchases, respectively.  Our cash flows from financing activities was $301,422 for the year ended December 31, 2008  versus cash flows from financing activities of $666,702 for the period from January 17, 2007 (date of inception) to December 31, 2007, which primarily reflects cash flows from the issuance of common stock under a series of Regulation S agreements. The GELV trading symbol was issued in September, 2008, just prior to the worldwide financial disruption that occurred. Once the company was able to commence fund raising again, the capital markets were noticeably slower than the prior year.

To date, we have been financing our development activities through cash flows from the issuance of common stock under a series of Regulation S agreements.  We expect to finance our planned development and operating activities principally through cash flows from further Regulation S common stock sales, issuance of restricted common stock for various consulting services and cash flows from our planned SEC stock registration stock sales.  We anticipate that the planned SEC stock registration will result in raising capital and facilitate further stock sales.  However, this plan is dependent upon approval of the registration statement by the SEC and there is no guarantee this registration will result in raising sufficient capital to meet the Company’s needs, if any at all.  We believe that cash to be generated from future financing activities are adequate to satisfy our operating and capital expenditure requirements for the foreseeable future.  However, we may from time to time, seek additional funding through a combination of new collaborative agreements, strategic alliances and debt financing from other sources.

5.  We have revised our liquidity section to discuss the changes in our operating, investing and financing cash flows as depicted in our statement of cash flows, and our discussion focuses on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. The disclosure included in the amended 10-K/A filing, is as follows:

Liquidity and Capital Resources

As of December 31, 2008, we had cash of $4,467 and a deficit in working capital of $326,349.  This compares with cash of $31,916 and a surplus in working capital of $28,419 as of December 31, 2007.  Our cash used by operations was $320,922 for the year ended December 31, 2008 versus cash used by operations of $530,197 for the period from January 17, 2007 (date of inception) to December 31, 2007.  Our decrease in cash used by operations was primarily due to an increase in accrued consulting fees to shareholders of $330,000 offset by a reduction in the share-based payments of $176,334.  Our cash flows used in investing activities was $7,949 for the year ended December 31, 2008, which primarily reflects deferred costs of developing patents of $7,155, related to the development of biomass technologies.  Our cash used in investing activities of $104,589 for the period from January 17, 2007 (date of inception) to December 31, 2007, which primarily reflects deferred costs of developing patents of $68,390 and capital expenditures of $36,199, related to the related to the development of biomass technologies and general equipment purchases, respectively.  Our cash flows from financing activities was $301,422 for the year ended December 31, 2008  versus cash flows from financing activities of $666,702 for the period from January 17, 2007 (date of inception) to December 31, 2007, which primarily reflects cash flows from the issuance of common stock under a series of Regulation S agreements. The GELV trading symbol was issued in September, 2008, just prior to the worldwide financial disruption that occurred. Once the company was able to commence fund raising again, the capital markets were noticeably slower than the prior year.

To date, we have been financing our development activities through cash flows from the issuance of common stock under a series of Regulation S agreements.  We expect to finance our planned development and operating activities principally through cash flows from further Regulation S common stock sales, issuance of restricted common stock for various consulting services and cash flows from our planned SEC stock registration stock sales.  We anticipate that the planned SEC stock registration will result in raising capital and facilitate further stock sales.  However, this plan is dependent upon approval of the registration statement by the SEC and there is no guarantee this registration will result in raising sufficient capital to meet the Company’s needs, if any at all.  We believe that cash to be generated from future financing activities are adequate to satisfy our operating and capital expenditure requirements for the foreseeable future.  However, we may from time to time, seek additional funding through a combination of new collaborative agreements, strategic alliances and debt financing from other sources.

6.   We have amended our MD&A to more clearly explain management’s plans for addressing the accumulated deficits, lack of revenues, minimal cash on hand, negative operating cash flows and limited operating history in order to sustain operations for at least one year from the balance sheet date. The disclosure included in the amended 10-K/A filing, is as follows:

Liquidity and Capital Resources

As of December 31, 2008, we had cash of $4,467 and a deficit in working capital of $326,349.  This compares with cash of $31,916 and a surplus in working capital of $28,419 as of December 31, 2007.  Our cash used by operations was $320,922 for the year ended December 31, 2008 versus cash used by operations of $530,197 for the period from January 17, 2007 (date of inception) to December 31, 2007.  Our decrease in cash used by operations was primarily due to an increase in accrued consulting fees to shareholders of $330,000 offset by a reduction in the share-based payments of $176,334.  Our cash flows used in investing activities was $7,949 for the year ended December 31, 2008, which primarily reflects deferred costs of developing patents of $7,155, related to the development of biomass technologies.  Our cash used in investing activities of $104,589 for the period from January 17, 2007 (date of inception) to December 31, 2007, which primarily reflects deferred costs of developing patents of $68,390 and capital expenditures of $36,199, related to the related to the development of biomass technologies and general equipment purchases, respectively.  Our cash flows from financing activities was $301,422 for the year ended December 31, 2008  versus cash flows from financing activities of $666,702 for the period from January 17, 2007 (date of inception) to December 31, 2007, which primarily reflects cash flows from the issuance of common stock under a series of Regulation S agreements. The GELV trading symbol was issued in September, 2008, just prior to the worldwide financial disruption that occurred. Once the company was able to commence fund raising again, the capital markets were noticeably slower than the prior year.

To date, we have been financing our development activities through cash flows from the issuance of common stock under a series of Regulation S agreements.  We expect to finance our planned development and operating activities principally through cash flows from further Regulation S common stock sales, issuance of restricted common stock for various consulting services and cash flows from our planned SEC stock registration stock sales.  We anticipate that the planned SEC stock registration will result in raising capital and facilitate further stock sales.  However, this plan is dependent upon approval of the registration statement by the SEC and there is no guarantee this registration will result in raising sufficient capital to meet the Company’s needs, if any at all.  We believe that cash to be generated from future financing activities are adequate to satisfy our operating and capital expenditure requirements for the foreseeable future.  However, we may from time to time, seek additional funding through a combination of new collaborative agreements, strategic alliances and debt financing from other sources.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Interim Financial Statements

Note 5 - Subsequent Event, page 10

7.   Form 10-Q for the period ended September 30, 2009, the disclosure requirements of SFAS 141 (R),have been made. The disclosure included in the September 30, 2009 Form 10-Q, is as follows:

 ACQUISITION – COMANCHE LIVESTOCK EXCHANGE, LLC

Effective July 24, 2009, the Company acquired all outstanding membership interests in Comanche Livestock Exchange, LLC (“CLEL”). As initial consideration, the sole CLEL member (“Seller”) received 7,500,000 common shares of GELV with a market value of $50,000 at closing. The Company also executed a Promissory Note to the Seller with an initial face value of $950,000, to be reduced by two long-term debt obligations totaling $334,100 should the Seller not pay off these notes at closing. These notes were not paid off and were assumed by the Company, thereby reducing the initial Promissory Note to $615,900. The Promissory Note is unsecured and bears no interest. Accordingly, the Company recorded the Promissory Note at a present value of $577,510, with an imputed interest rate of 5%. A reconciliation of the Promissory Note face value to the principal recorded by the Company is as follows:

Note face value	$950,000
Reduction for debt assumed by Company	(334,100)
Imputed interest at 5%	(38,390)

Present value of Promissory Note, at acquisition date	$577,510

Under the terms of the Stock Purchase Acquisition Agreement (“Purchase Agreement”) and the Promissory Note, $450,000 in cash (reduced to $115,900 due to Seller’s debt assumed by the Company noted above) was due by the Company within 60 days after effective registration of shares with the Securities and Exchange Commission (“First Installment”), the registration of which was to occur by September 15, 2009.  Two further installment payments of $250,000 each are due 12 months and 24 months after the closing date. On October 15, 2009, the Company and Seller executed a modification to the Purchase Agreement, extending the required SEC registration date to December 30, 2009. In addition, the modification required two Promissory Note payments of $25,000 to occur in October and November 2009, with the remaining First Installment balance due on December 30, 2009. The Company has paid $43,000 as of November 23, 2009. In consideration for the modification of Promissory Note terms, the Company issued 400,000 common shares to the Seller at a market value of $24,000. The Company expensed this amount as acquisition costs in the three month period ended September 30, 2009. The following provides a recap of total principal and accrued imputed interest payments due under the Promissory Note as described above:

October 30, 2009	$25,000
November 19, 2009	25,000
December 30, 2009	65,900
August 11, 2010	250,000
August 11, 2011	250,000

Total note principal and imputed interest	$615,900

The total cost of the acquisition was $627,510, with $949,539 in assets acquired and $423,617 in liabilities assumed at fair value, resulting in an excess of consideration over value received of $101,588. Fair value of the assets assumed, representing substantially land and buildings, was based on a recent independent appraisal of CLEL’s property and equipment. The Company believes the carrying value of the liabilities assumed to represent fair value as they comprise entirely of accounts payable, accrued expenses and mortgage and equipment notes. As described above, the Promissory Note was recorded at a discounted present value, as this obligation contained no interest terms over its periodic maturity dates. The Company has not performed an evaluation of the excess consideration for potential amortizable intangible assets and determined a value for such assets that may be identified. The Company expects to do so in the following quarter, and lieu of that assessment, has recorded this excess to goodwill as of September 30, 2009.

The following summary presents the estimated fair values of the assets acquired and liabilities assumed for CLEL as of the effective date of acquisition:

Current assets	$79,878
Property and equipment	869,661
Total assets acquired	949,539
Current liabilities (other than debt obligations)	89,517
Debt obligations	334,100
Total liabilities assumed	423,617
Net assets acquired	$525,922

Purchase price:
Common stock	$50,000
Seller-financed debt	577,510
Total purchase price	627,510
Excess of purchase price over net assets acquired	101,588
Less: Excess purchase price allocated to identified intangible assets	-
Goodwill	$101,588

FORM 8-K/A FILED OCTOBER 13, 2009

Exhibit 99.2 – Comanche Livestock Exchange LLC Audited Financial Statements for the years ended December 31, 2008 and 2007.

8.   Form 8-K/A will be amended to provide an auditors’ report that is signed, dated and indicates the city and state where the report was issued. The auditor’s report to be included in the amended filing,is as follows:

INDEPENDENT AUDITORS’ REPORT

Shareholder
Comanche Livestock Exchange, LLC
Comanche, Texas

We have audited the accompanying balance sheets of Comanche Livestock Exchange, LLC as of December 31, 2008 and 2007, and the related statements of income and member’s equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Comanche Livestock Exchange, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Rehmann Robson P.C.
Rehmann Robson P.C.

Grand Rapids, Michigan
September 29, 2009

Very truly yours,

/s/ KarenE.Clark
Karen E. Clark,
President,
Chief Executive Officer,
Principal Accounting Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

TELEFACSIMILE TRANSMITTAL

November 16, 2009

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: Karen Clark
Organization: Green Energy Live, Inc.

Facsimile Number: (616) 582-5943
Phone: (866) 460-7336

Total Number of Pages, Including Cover Sheet: 4

Comments: Please see attached.

FROM: Jeffrey Gordon, Division of Corporation Finance

Telephone Number: (202) 551-3866

If you do not receive all pages, please telephone the above number for assistance.

NOTE: THIS DOCUMENT MAY CONTAIN PRIVILEGED AND NONPUBLIC INFORMATION. IT IS INTENDED ONLY FOR THE USE OF THE INDIVIDUAL OR ENTITY NAMED ABOVE, AND OTHERS WHO SPECIFICALLY HAVE BEEN AUTHORIZED TO RECEIVE IT. If you are not the intended recipient of this facsimile, or the agent responsible for delivering it to the intended recipient, you hereby are notified that any review, dissemination, distribution, or copying of this communication strictly is prohibited. If you have received this communication in error, please notify us immediately by telephone and return the original to the above address by regular postal service without making a copy. Thank you for your cooperation.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 16, 2009

Ms. Karen Clark
Chief Executive Officer
Green Energy Live, Inc.
1740 44th Street, Suite 5-230
Wyoming, MI 49519

Dear Ms. Clark:

We have reviewed your response letter dated October 30, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings. When you file your amended documents, please be sure to include an explanatory note describing the reasons for the amendments.

Ms. Karen Clark
Green Energy Live, Inc.
November 16, 2009
Page 2 of 3

2. You have responded that you will comply with prior comments 8-11, 15 and 16 in your amended filings. Please tell us when you expect you to file amendments to your December 31, 2008 Form 10-K/A as well as your March 31, 2009 Form 10-Q/A and June 30, 2009 Form 10-Q.

General

3. We have reviewed your response to prior comment 5. As we previously requested, please discuss in detail the business reasons for the changes between periods in your financial statement line items. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. For example, you should separately discuss the changes between periods in interest income, consulting fees to shareholders, professional fees, and general and administrative expenses. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

4. We have reviewed your response to prior comment 6. It is not clear what your proposed disclosures are in response to our comment. As such, please show us in your supplemental response what the revisions will look like regarding the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements. Please also disclose the anticipated source of funds you will use to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K and Part IV of SEC Interpretive Release No. 33-8350.

5. We have reviewed your response to prior comment 7. Your response indicates that you will revise the liquidity section to provide further discussion of the changes in operating, investing and financing cash flows as depicted in your statement of cash flows. As previously requested, please show us in your supplemental response what the revisions will look like.

6. We have reviewed your response to prior comment 12. We note that the auditor did not believe that their report needed to include a going concern explanatory paragraph. Please show us how you will revise your MD&A in future filings to more clearly explain management's plans for addressing the accumulated deficits, lack of revenues, minimal cash on hand, negative operating cash flows and limited operating history in order to sustain operations for at least one year from the balance sheet date.

Ms. Karen Clark
Green Energy Live, Inc.
November 16, 2009
Page 3 of 3

Interim Financial Statements

Note 5 – Subsequent Event, page 10

7. We have reviewed your response to prior comment 17. We note your response that you will revise your disclosure in future filings. As previously requested, please show us in your supplemental response what the revisions will look like.

FORM 8-K/A FILED OCTOBER 13, 2009

8. Please amend your Form 8-K/A to provide an auditors' report that is signed, dated and indicates the city and state where the report was issued. Please refer to Rule 2-02(a) of Regulation S-X.

* * * *

As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

For Jeffrey Gordon

Rufus Decker
Accounting Branch Chief